February 4, 2025

David Smith
Chief Financial Officer
Innovative Industrial Properties, Inc.
1389 Center Drive, Suite 200
Park City, UT 84098

        Re: Innovative Industrial Properties, Inc.
            Form 10-K for the year ended December 31, 2023
            File No. 001-37949
Dear David Smith:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:    Carolyn Long